

January 5, 2021

Paul Zepf
Chief Executive Officer
Global Partner Acquisition Corp II
7 Rye Ridge Plaza, Suite 350
Rye Brook, NY 10573

> **Re: Global Partner Acquisition Corp II**
> **Amendment No. 1 to Form S-1**
> **Filed December 31, 2020**
> **File No. 333-251558**

Dear Mr. Zepf:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 17, 2020 letter.

Amendment No. 1 to Form S-1

Part II
Exhibits and Financial Statement Schedules, page II-3

1.   We note that the Units being registered have contingent rights as part of the unit. Please revise your legality opinion to also opine upon the contingent rights.

You may contact Ameen Hamady at 202-551-3891 or Kristina Marrone at 202-551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact David Link at 202-551-3356 or Pam Howell at 202-551-3357 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Richard Baumann